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100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Ms. Amanda Ravitz, Assistant Director

Re:	Amendment No. 2 to Registration Statement on Form S-4
of Pavonia Limited and Safari Cayman L.P.;
Filed September 18, 2015 (File No. 333-205938)

Ladies and Gentlemen:

On behalf of Pavonia Limited, a limited company organized under the laws of the Republic of Singapore (“Holdco”), and Safari Cayman L.P., an exempted limited partnership formed under the laws of the Cayman Islands, the general partner of which is Holdco (“Holdco LP” and, together with Holdco, the “Registrants”), we submit this letter in response to the comments orally conveyed by the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) regarding Amendment No. 2 to the Registration Statement on Form S-4, which was filed with the Commission on September 18, 2015 (as amended, the “Registration Statement”).

In response to the Staff’s comments related to certain assumptions and qualifications in the legality opinions filed as Exhibits 5.1 and 5.2 to Amendment No. 2, the Registrants have sought from Singapore counsel to Holdco and Caymans Islands counsel to Holdco LP revised legality opinions, drafts of which are attached. These forms of opinions are intended to be refiled as updated Exhibits 5.1 and 5.2 in a further amendment to the Registration Statement prior to it being declared effective.

We stand ready to discuss with the Staff and make foreign counsel available to explain the remaining assumptions and qualifications.

* * * * * *

In addition, the Registrants hereby acknowledge that:

September 23, 2015

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Tony Richmond by telephone at (650) 463-2643 or by email at tony.richmond@lw.com, or Christopher Kaufman by telephone at (650) 463-2606 or by e-mail at christopher.kaufman@lw.com, with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Anthony J. Richmond
Anthony J. Richmond of LATHAM & WATKINS LLP

cc:	Christopher L. Kaufman
Patricia H. McCall, Avago Technologies Limited
Kenton J. King, Skadden, Arps, Slate, Meagher & Flom LLP
Leif B. King, Skadden, Arps, Slate, Meagher & Flom LLP

Exhibit 5.1

23 September 2015

[On the letterhead of Allen & Gledhill LLP]

Pavonia Limited

1 Yishun Avenue 7

Singapore 768923

Dear Sirs

Pavonia Limited

—       Registration Statement on Form S-4 of Pavonia Limited and Safari Cayman L.P.

1.	Introduction

1.1	We refer to the Registration Statement on Form S-4 (File No. 333-205938) (as amended, including the documents incorporated by reference therein, the “Registration Statement”) filed by Pavonia Limited (the “Company”), a company incorporated under the laws of the Republic of Singapore, with the United States Securities and Exchange Commission, in connection with the registration under the Securities Act of 1933 (the “Securities Act”) as amended, of ordinary shares in the capital of the Company (such shares, the “Holdco Ordinary Shares”) to be allotted and issued by the Company in connection with the merger of Avago Technologies Limited (“Avago”), a company incorporated under the laws of the Republic of Singapore listed on the NASDAQ Global Select Market (“NASDAQ”), with Broadcom Corporation (“Broadcom”), a California corporation listed on NASDAQ, pursuant to an Agreement and Plan of Merger entered into by and among Avago, Broadcom, the Company, Avago Technologies Cayman Finance Limited (“Finance Holdco”), Avago Technologies Cayman Holdings Ltd. and Safari Cayman L.P. (“Holdco LP”) and the other parties thereto, dated as of 28 May 2015, as amended (the “Merger Agreement”). Under the Merger Agreement:

1.1.1	Avago shall implement a scheme of arrangement for the purpose of the acquisition by the Company of Avago, pursuant to which all of the issued ordinary shares in the capital of Avago (the “Avago Ordinary Shares”) held by the shareholders of Avago (the “Avago Shareholders”) will be acquired by Finance Holdco, as the entity designated by Holdco to receive such Avago Ordinary Shares. In consideration thereof, the Avago Shareholders will receive from the Company one newly issued Holdco Ordinary Share for each Avago Ordinary Share acquired by the Company (the “Avago Scheme Consideration Shares”); and

1.1.2	Broadcom will enter into a series of mergers under the laws of the United States of America with certain indirect subsidiaries of Holdco, following which Broadcom will be the surviving corporation as an indirect subsidiary of Holdco and Holdco LP. As consideration for such mergers, the shareholders of Broadcom will be entitled to receive, inter alia, newly issued Holdco Ordinary Shares (the “Broadcom Consideration Shares”) or limited partnership units in Holdco LP, which will be exchangeable for Holdco Ordinary Shares in accordance with the terms thereof (the “Broadcom Exchanged Shares”).

1.2	This opinion is limited to Singapore law as applied by the Singapore courts and published and in effect on the date of this opinion. It is given on the basis that all matters relating to it will be governed by, and that it (including all terms used in it) will be construed in accordance with, Singapore law. We have made no investigation of, and do not express or imply any views on, the laws of any country other than Singapore or (except as otherwise expressly provided herein) any factual matters. This opinion is strictly limited to the matters stated in it and does not apply by implication to other matters.

2.	Scope of Enquiry

2.1	For the purpose of rendering this opinion, we have examined:

2.1.1	a copy of the Merger Agreement;

2.1.2	a copy of the Certificate Confirming Incorporation of Company dated 4 March 2015 issued by the Accounting and Corporate Regulatory Authority of Singapore (“ACRA”) confirming that the Company is incorporated under the Companies Act, Chapter 50 of Singapore (the “Companies Act”) on 3 March 2015;

2.1.3	a copy of the Certificate Under Section 61(7) of the Companies Act dated 4 March 2015 issued by ACRA confirming that the necessary declaration required under the Companies Act has been lodged by the Company on 3 March 2015 and the Company is entitled to commence business;

2.1.4	a copy of the Memorandum and Articles of Association of the Company in force as at the date of this opinion; and

2.1.5	such other documents and matters as we have determined necessary or appropriate to render this opinion, subject to the assumptions, limitations and qualifications stated herein.

2.2	This opinion is limited to the documents referred to above and we have not examined any contract, instrument or other document entered into by or affecting the Company or any of the corporate records of the Company, and we have not made any other enquiries concerning the Company.

3.	Assumptions

For the purpose of this opinion, we have assumed that:

3.1	copies of all documents referred to in paragraph 2.1 conform in all respects to the originals;

3.2	copies of all documents referred to in paragraph 2.1 above submitted to us for examination are true, complete and up-to-date copies;

3.3	each signature is the genuine signature of the individual concerned and all stamps and seals are genuine and affixed as prescribed in the Memorandum and Articles of Association of the Company;

3.4	all facts stated in all documents referred to in paragraph 2.1 are correct;

3.5	the Avago Scheme Consideration Shares, the Broadcom Consideration Shares and the Broadcom Exchanged Shares to be allotted and issued will be allotted and issued, and delivered, in accordance with the terms of the Merger Agreement and the requirements under the Articles of Association of the Company and Singapore law; and

3.6	the share certificates in respect of the Avago Scheme Consideration Shares, the Broadcom Consideration Shares and the Broadcom Exchanged Shares will be issued by the share registrar and transfer agent of the Company in accordance with the Articles of Association of the Company (as amended from time to time) and the Companies Act.

4.	Opinion

4.1	Based on the documents referred to in paragraph 2.1 and the assumptions in paragraph 3, and subject to the qualifications set out below and any matters not disclosed to us, we are of the opinion that:

4.1.1	the Avago Scheme Consideration Shares and the Broadcom Consideration Shares to be allotted and issued pursuant to the Merger Agreement will be duly authorised, and will be validly allotted and issued and credited as fully paid in accordance with the laws of Singapore and non-assessable; and

4.1.2	the Broadcom Exchanged Shares to be allotted and issued pursuant to the exchange of limited partnership units in Holdco LP in accordance with the terms thereof will be duly authorised, and will be validly allotted and issued and credited as fully paid in accordance with the laws of Singapore and non-assessable.

4.2	For the purposes of this opinion we have assumed that the term “non-assessable” (a term which has no recognised meaning under Singapore law) in relation to the Avago Scheme Consideration Shares, the Broadcom Consideration Shares and the Broadcom Exchanged Shares to be allotted and issued means under Singapore law that holders of such shares, having fully paid up all amounts due on such shares as to the issue price thereon, are under no further personal liability to contribute to the assets or liabilities of the Company in their capacities purely as holders of such shares.

5.	Qualifications

This opinion is subject to the following qualifications:

5.1	this opinion is given on the basis that there will be no amendment to or termination or replacement of the documents, authorisations and approvals referred to in paragraph 2.1 of this opinion. We undertake no responsibility to notify the addressee of this opinion of any changes after the date of this opinion that may alter, affect or modify the opinion expressed herein; and

5.2	this opinion is strictly limited to the matters stated herein and is not to be read as extending by implication to any other matter, including but without limitation, the Merger Agreement or any other document signed in connection therewith. In particular, we express no opinion on whether the allotment and issuance of securities pursuant to the terms of the Merger Agreement complies with the laws and regulations relating to the offering of securities in Singapore or any other jurisdiction.

6.	Disclosure and Reliance

6.1	Subject to the foregoing, we consent to the use and filing of this opinion as an exhibit to the Registration Statement and further consent to all references to us in the Registration Statement and any amendments thereto. In giving this consent, we do not hereby admit and shall not be deemed to admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act.

6.2	In addition, save for the filing of this opinion as an exhibit to the Registration Statement, this opinion is not to be circulated to, or relied upon by, any other person (other than persons entitled to rely on it pursuant to applicable provisions of federal securities law in the United States, if applicable) or quoted or referred to in any public document or filed with anyone without our prior written consent.

Yours faithfully

DRAFT

Allen & Gledhill LLP

Exhibit 5.2

Our ref         705021/38100425

Pavonia Limited, as the general partner of the Partnership (as defined below)

PO Box 309

Ugland House

Grand Cayman

KY1-1104

Cayman Islands

23 September 2015

Dear Sirs

Safari Cayman L.P. (the “Partnership”)

We have acted as Cayman Islands counsel to Pavonia Limited, the Partnership’s general partner (the “General Partner”), a foreign company incorporated in the Republic of Singapore and registered as a foreign company in the Cayman Islands, and the Partnership to provide this legal opinion in connection with the General Partner’s and the Partnership’s registration statement on Form S-4, including all amendments or supplements thereto, filed with the United States Securities and Exchange Commission (the “Commission”) under the United States Securities Act of 1933 (the “Act”), as amended, (File No. 333-205938) (the “Registration Statement”) in respect of the proposed merger (the “Merger”) between Avago Technologies Limited and Broadcom Corporation and, in connection with the Merger, the related admission of certain limited partners to the Partnership and whose limited partnership interests will be represented by exchangeable limited partnership units in the Partnership (the “Restricted Exchangeable Units”) pursuant to the Partnership Agreement (as defined below). This opinion is given in accordance with the terms of the Legal Matters section of the Form S-4.

1	Documents Reviewed

We have reviewed originals, copies, drafts or conformed copies of the following documents:

1.1	The certificate of registration dated 26 May 2015 of the General Partner as a foreign company under Part IX of the Companies Law (2013 Revision) (the “Companies Law”).

1.2	The certificate of registration of the Partnership as an exempted limited partnership under section 9 of the Exempted Limited Partnership Law, 2014 (the “Law”) dated 27 May 2015.

1.3	The statement signed on behalf of the General Partner pursuant to section 9(1) of the Law relating to the Partnership.

1.4	The initial exempted limited partnership agreement of the Partnership dated 26 May 2015 between the General Partner and the initial limited partner named therein (the “Initial LPA”).

1.5	The form of amended and restated limited partnership agreement in the form as set out in Annex D of the Registration Statement between the General Partner and each of the limited partners named therein (the “Limited Partners” and, together with the General Partner, the “Partners”) (the “Partnership Agreement”).

Maples and Calder

PO Box 309 Ugland House Grand Cayman KY1-1104 Cayman Islands

Tel +1 345 949 8066 Fax +1 345 949 8080 maplesandcalder.com

1.6	A certificate of good standing in relation to the General Partner issued by the Registrar of Companies dated 31 August 2015.

1.7	A certificate of good standing in relation to the Partnership issued by the Registrar of Exempted Limited Partnerships dated 31 August 2015 (together with the certificate of good standing in relation to the General Partner, referred to as the “Certificates of Good Standing”).

1.8	The Registration Statement.

1.9	The Agreement and Plan of Merger, dated as of May 28, 2015 (as amended, the “Merger Agreement”), among the General Partner, the Partnership and the other parties thereto.

1.10	Such other documents and matters as we have determined necessary or appropriate to render this opinion and reasonably available to us, subject to the assumptions, limitations and qualifications stated herein.

2	Assumptions

The following opinions are given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion letter. The opinions only relate to the laws of the Cayman Islands which are in force on the date of this opinion letter. In giving these opinions we have relied (without further verification) upon the completeness and accuracy and confirmations contained in the Certificates of Good Standing. We have also relied upon the following assumptions, which we have not independently verified:

2.1	Where the Partnership Agreement has been provided to us in draft or undated form, it will be duly executed, dated and unconditionally delivered by all parties thereto in materially the same form as the last version provided to us and, where we have been provided with successive drafts of the Partnership Agreement marked to show changes to a previous draft, all such changes have been accurately marked.

2.2	Copy documents, conformed copies or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals, and translations of documents provided to us are complete and accurate.

2.3	All signatures, initials and seals are genuine.

2.4	The Restricted Exchangeable Units will be issued in accordance with the terms of the Merger Agreement and the Partnership Agreement and all the representations and warranties included in the Merger Agreement are and continue to be true and correct and all the representations and warranties in the Partnership Agreement will be true and accurate at the time of execution.

Save as aforesaid we have not been instructed to undertake and have not undertaken any further enquiry or due diligence in relation to the transaction the subject of this opinion letter.

3	Opinions

Based upon, and subject to, the foregoing assumptions and the qualifications set out below, and having regard to such legal considerations as we deem relevant, we are of the opinion that:

Maples and Calder

PO Box 309 Ugland House Grand Cayman KY1-1104 Cayman Islands

Tel +1 345 949 8066 Fax + 1 345 949 8080 maplesandcalder.com

2

3.1	The Partnership has been duly formed and registered and is validly existing and in good standing as an exempted limited partnership under the laws of the Cayman Islands.

3.2	Upon the valid execution and unconditional delivery by the General Partner and each of the Limited Partners of the Partnership Agreement (in accordance with all relevant laws, other than, with respect to the General Partner, the laws of the Cayman Islands), and fulfilment of the conditions to admittance as a limited partner as set out in the Partnership Agreement and upon the relevant entries being made in the register of limited partnership interests, each Limited Partner shall be duly admitted as a limited partner and the Restricted Exchangeable Units representing such limited partner interests pursuant to the Partnership Agreement shall have been duly and validly issued as fully paid and non-assessable in accordance with the Partnership Agreement.

4	Qualifications

4.1	Under the Law, the register of partnership interests of a Cayman Islands exempted limited partnership is by statute regarded as prime facie evidence of any matters which the Law directs or authorises to be inserted therein. A third party interest in the Restricted Exchangeable Units would not appear in such register.

4.2	Notwithstanding registration, an exempted limited partnership is not a separate legal person distinct from its partners. An exempted limited partnership must act through its general partner and all agreements and contracts must be entered into by or on behalf of the general partner (or any agent or delegate of the general partner) on behalf of the exempted limited partnership. References in this opinion letter to the “Partnership” taking any action (including executing any agreements) should be constructed accordingly.

Except as specifically stated herein, we make no comment with respect to any representations and warranties which may be made by or with respect to the General Partner either acting in its own capacity or on behalf of the Partnership in any of the documents or instruments cited in this opinion letter or otherwise with respect to the commercial terms of the transactions the subject of this opinion letter.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the heading “Legal Matters” in the prospectus included in the Registration Statement. In providing our consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the Rules and Regulations of the Commission thereunder.

This opinion is addressed to you and may be relied upon by you and your counsel. The opinions in this opinion letter are limited to the matters detailed herein and are not to be read as opinions with respect to any other matter.

Yours faithfully

DRAFT

Maples and Calder

Maples and Calder

PO Box 309 Ugland House Grand Cayman KY1-1104 Cayman Islands

Tel +1 345 949 8066 Fax +1 345 949 8080 maplesandcalder.com

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